RESTAURANT
BUSINESS

LEADERSHIP (/LEADERSHIP)

LUBY'S TRIES TO STAVE OFF ACTIVIST WITH BOARD SHAKE-UP

Facing a proxy fight, the struggling casual-dining chain is adding two new board members and modifying its governance rules.

By *Heather Lalley (/profile/heather-lalley)* on Jan. 18, 2019

Embattled **casual-dining chain Luby's Inc., (https://www.restaurantbusinessonline.com/leadership/lubys-activist-investor-spar-proxy-fight)** facing a proxy fight from an activist investor, is taking steps to shake up its board as it prepares for next week's potentially contentious annual shareholders' meeting.

Luby's will add two new faces to its board, to replace two incumbent directors, and will install a new board chair, the company announced Friday. It will also require a plurality voting standard for all elections after the one at the 2019 annual meeting. And the new rules will require board members who do not receive a majority of votes in uncontested elections to resign.

"Luby's has recently been engaged in in-depth discussions with many of our shareholders, and based on the feedback we have received, we have chosen to accelerate our plans to transform the board and to move forward with several corporate governance changes," Luby's current chairman, Gasper Mir III, said in a statement.

Luby's is currently searching for those two new directors.

Meanwhile, New York City-based investment firm Bandera Partners LLC, led by Jefferson Gramm, is pushing four candidates for Luby's board of directors. Bandera Partners owns 9.8% of the company's stock.

Bandera published a letter to Luby's stockholders Friday, urging them not to support the company's latest moves.

"Don't let them fool you twice with their latest round of promises," the letter says, referencing a similar Luby's proxy fight a decade ago. "Today's announcement from Luby's is simply too little too late."

Gramm, in an interview with *Restaurant Business*, said he is personally calling stockholders to urge them to vote and to support Bandera Partners' calls for reforms.

"It's really about turnout," he said. "Can we motivate enough of those people to vote? ... Our primary goal is to improve accountability at the board level."

Texas-based Luby's, which operates 84 Luby's restaurants, 60 Fuddruckers units and one Cheeseburger in Paradise location, has shuttered units, laid off corporate staff and issued a **"going concern warning," (https://www.restaurantbusinessonline.com/financing/lubys-closes-8-units-pay-outstanding-debt)** raising the prospect that it may not be able to remain in business given its high debt load.

Luby's will hold its annual shareholders' meeting Jan. 25.

NEWS (/ARTICLE/RESTAURANT-BUSINESS)

LEADERSHIP (/LEADERSHIP)

YUM CEO GREG CREED NAMED RESTAURANT LEADER OF THE YEAR

The longtime marketer was cited for the innovation and boldness he has fostered at Taco Bell, KFC and Pizza Hut.

*By **Peter Romeo (/profile/peter-romeo)** on Jan. 17, 2019*

Photograph courtesy of Yum! Brands

Yum Brands CEO Greg Creed has been selected by the editors of *Restaurant Business* as the 2019 Restaurant Leader of the Year, a top industry honor recognizing the visionary who has most adeptly steered a restaurant brand to outstanding success.

In Creed's instance, it was his consistently bold and brilliant stewardship of three major brands—Taco Bell, KFC and Pizza Hut—that earned him the selection. Together, those chains form what is believed to be the world's largest restaurant operation, with 46,000 restaurants in 140 nations generating $46 billion in 2017 sales.

The numbers have been growing despite a pronounced industrywide slowdown in many parts of the world, including the United States. At a time when wholesale restaurant closings have become routine news, Yum is growing and **rejuvenating its charges (https://www.restaurantbusinessonline.com/financing/pizza-hut-taco-bell-look-improve-their-sales-growth)** at the rate of seven restaurant openings per day.

One of the drivers of that growth has been innovation, a hallmark of Creed's four-year tenure as CEO and, before that, his four years as CEO of Taco Bell, Yum's biggest business. On his watch, the segment-dominating chain has introduced breakfast, **launched a value menu (https://www.restaurantbusinessonline.com/marketing/taco-bell-launching-new-value-menu)**, added alcoholic beverages at selected units, set a benchmark for limited-time offers with the Doritos Locos Taco and snagged attention with such off-beat products as **Nacho Fries (https://www.restaurantbusinessonline.com/financing/taco-bell-sold-ton-nacho-fries)** and a taco that uses a piece of fried chicken as its shell.

Pizza Hut (https://www.restaurantbusinessonline.com/financing/pizza-huts-recovery-gains-speed) has jumped ahead of its competition and much of the casual-dining segment by offering beer **delivery (https://www.restaurantbusinessonline.com/financing/taco-bell-kfc-are-rapidly-expanding-delivery)** from 300 stores, and KFC has engineered a remarkable turnaround through its unusual guest-spokesman ad campaign, new product introductions and having the home office play a much bigger role in marketing.

Yet he readily attributes those achievements to the work of the larger team at Yum. At a meeting of the company's investors in December, Creed said he regards the assembly of talent at the company to be his greatest achievement.

As Restaurant Leader of the Year, Creed will be saluted at *Restaurant Business'* **2019 Restaurant Leadership Conference (https://www.restaurantleadership.com)** (RLC) in Scottsdale, Ariz., on April 7-10.

Past winners of the award have included **Ron Shaich (https://www.restaurantbusinessonline.com/leadership/restaurant-business-names-panera-breads-ron-shaich-2018-restaurant-leader-year)**, chairman of Panera Bread; **Paul Brown (https://www.restaurantbusinessonline.com/arbys-paul-brown-named-restaurant-leader-year)**, then CEO of Arby's (and now CEO of its parent, Inspire Brands); **Greg Flynn (https://www.restaurantbusinessonline.com/2016s-restaurant-leader-year-explains-how-he-earned-honor)**, CEO of Flynn Restaurant Group, the industry's largest franchise operator; and **Danny Meyer (https://www.restaurantbusinessonline.com/danny-meyer-becomes-inaugural-restaurant-leader-year-rlc)**, chairman of Shake Shack and CEO of Union Square Hospitality Group.

The winner is selected by *RB's* editors, with input from the planning committee of RLC. Among the criteria weighed and used as a springboard for debate among the editors are consistency in financial performance, sustained growth, corporate culture and innovation.

LEADERSHIP (/ARTICLE/LEADERSHIP)

TRENDING

(/leadership/lubys-tries-stave-activist-board-shake)

LEADERSHIP (/LEADERSHIP)

Luby's tries to stave off activist with board shake-up

(/leadership/lubys-tries-stave-activist-board-shake)

(/financing/carrols-restaurant-group-might-consider-another-concept)

FINANCING (/FINANCING)

Carrols Restaurant Group might consider another concept

(/financing/carrols-restaurant-group-might-consider-another-concept)

(/operations/offset-labor-costs-menu-purchasing-inventory-excellence)

OPERATIONS (/OPERATIONS)

Offset labor costs with menu, purchasing and inventory excellence

(/operations/offset-labor-costs-menu-purchasing-inventory-excellence)

MORE FROM OUR PARTNERS

(/operations/offset-labor-costs-menu-purchasing-

Offset labor costs with menu, purchasing and inventory excellence

(/operations/offset-labor-costs-menu-purchasing-inventory-excellence)

(/operations/story-sustainability-atlantic-surfclam-

A Story of Sustainability: Atlantic Surfclam and Ocean Quahog

(/operations/story-sustainability-atlantic-surfclam-ocean-quahog)

(/food/comfort-foods-making-

Comfort foods making a comeback on restaurant menus

comeback-
restaurant-
menus)

(/food/comfort-foods-making-comeback-restaurant-

(/consumer-
trends/how-
hop-plant-
based-menu-

How to hop on the plant-based menu trend

(/consumer-trends/how-hop-plant-based-menu-
trend)

(/food/3-
standout-tips-
spring-soups)

3 standout tips for spring soups

(/food/3-standout-tips-spring-soups)